Credit Suisse New York Tax Exempt

Obtaining control of Credit Suisse New York Tax Exempt:

As of December 31, 2003, CSWP MONEY FUND SETTLEMENT ("Shareholder") owned less than 25% of the outstanding shares of the Fund. As of December 31, 2004, Shareholder owned 3,102,487.710 shares of the Fund, which represented approximately 26.5% of the outstanding shares of the Fund. Accordingly, Shareholder may be presumed to be a controlling person of the Fund. The Fund does not believe this entity is the beneficial owner of the shares held of record by this entity.